DIGITAL DIRECT CORP.
Zuhldorfer Strasse 1D
Bergfelde 16562 Hohen Neuendorf
Oberhavel, BB, Germany
(866) 694-0440

September 23, 2008

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. M. Christopher Owings
Assistant Director

RE:	Digital Direct Corp.
Form S-1 Registration Statement
Registration No. 333-152569

Dear Mr. Owings,

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Digital Direct Corp. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Friday, September 26, 2008, at 1:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and,

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Digital Direct Corp.
Form S-1 Registration Statement
SEC File 333-152569
September 23, 2008
Page 2

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

DIGITAL DIRECT CORP.

BY:	VADIM DEGEN
Vadim Degen
President, Principal Accounting Officer, Principal
Executive Officer, Principal Financial Officer,
Secretary, Treasurer and sole member of the Board
of Directors.

cc: Conrad C. Lysiak

VD:jl